UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

VARIAN MEDICAL SYSTEMS, INC.

(Exact name of the registrant as specified in its charter)

Delaware	1-7598	94-2359345
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3100 HANSEN WAY, PALO ALTO, CA		94304-1030
(Address of principal executive offices)		(Zip code)

John W. Kuo            (650) 493-4000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Introduction:

Varian Medical Systems, Inc. is a Delaware corporation originally incorporated in 1948 as Varian Associates, Inc. Varian Medical Systems, Inc. and subsidiaries are referred to herein as the “Company.”

The Company designs, manufactures, sells and services hardware and software products for treating cancer with radiotherapy, stereotactic radiosurgery, stereotactic body radiotherapy, and brachytherapy. The Company also designs, manufactures, sells and services X-ray imaging components for use in a range of applications, including radiographic or fluoroscopic imaging, mammography, special procedures, computed tomography, computer-aided diagnostics and industrial applications. In addition, the Company designs, manufactures, sells and services linear accelerators, image processing software and image detection products for security and inspection purposes. The Company also develops, designs, manufactures, sells and services proton therapy products and systems for cancer treatment.

Item 1.01.	Conflict Minerals Disclosure and Report

The Company has concluded in good faith that during 2015,

a)	The Company has manufactured and contracted to manufacture products as to which “conflict minerals” (as defined in Section 1, Item 1.01 (d) (3) of Form SD) are necessary to the functionality or production of such products.

b)	Based on a “reasonable country of origin inquiry”, the Company knows or has reason to believe that a portion of its necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, sometimes referred to as the “Covered Countries”). Further the Company has determined that smelters and refiners identified as sourcing from “Covered Countries” have been audited by the Conflict-Free Sourcing Initiative (CFSI) and validated as “compliant”.

The Company’s reasonable country of origin inquiry employed a combination of measures to determine whether the necessary conflict minerals in any of the Company’s products originated from the Covered Countries. The Company’s primary means of determining country of origin of necessary conflict minerals was by conducting a supply-chain survey with direct vendors using the Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative (EICC/GeSI) Conflict Minerals Reporting Template. The Company surveyed its direct vendors that were determined to have tin, tantalum, tungsten and gold in their products. Additionally, the Company used the CFSI website (http://www.conflictfreesourcing.org/ ), smelter company websites and other online tools to provide additional country of origin information.

Below is a summary of the information collected from all supply-chain survey respondents.

Conflict Mineral	Countries of Origin
Gold	Australia, Brazil, Chile, Kazakhstan, South Korea, Canada, Switzerland, Belgium, Bolivia, United States, France, Germany, Hong Kong, China, India, Indonesia, Papua New Guinea, Argentina, Peru, Italy, Japan, Mexico, Netherlands, Philippines, Poland, Russian Federation, Singapore, Taiwan, Thailand, Zimbabwe

Tantalum	Australia, Canada, Bolivia, Brazil, Burundi, Ethiopia, India, Mozambique, Namibia, Nigeria, Rwanda, Sierra Leone, Zimbabwe, Austria, China, Germany, Japan, Thailand, Kazakhstan, Mexico, Russian Federation, United States, Estonia, Democratic Republic of the Congo*

Tin	Australia, Belgium, Bolivia, Brazil, Canada, China, Indonesia, Malaysia, Peru, Czech Republic, France, Germany, Hong Kong, Japan, Malaysia, Philippines, Russian Federation, Singapore, South Korea, Switzerland, Taiwan, Thailand, United Kingdom, United States, Vietnam, Democratic Republic of the Congo*

Tungsten	Australia, Bolivia, Brazil, Canada, Colombia, United States, Mexico, Nigeria, Russian Federation, Rwanda, Spain, Thailand, Vietnam, Portugal, Austria, Peru, China, Germany, India, Japan, South Korea, Vietnam

*	The reported tantalum from the DRC came from 8 smelters all of which have been audited and validated as “compliant” by the Conflict-Free Sourcing Initiative (CFSI), which is internationally recognized for conflict free validation audits. The reported tin from the DRC came from a smelter which has been audited and validated as “compliant” by the CFSI.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, the Company has filed this Specialized Disclosure Form (Form SD) with the Securities and Exchange Commission and the associated Conflict Minerals Report and both documents are posted to a publicly available Internet site at https://www.varian.com/about-varian/citizenship.

Item 1.02.	Exhibits

Conflict Minerals Report required by Item 1.01 is attached at Exhibit 1.01.

Item 2.01.	Exhibits

1.01.	Conflict Minerals Report as required by Items 1.01 and 1.02.

* * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VARIAN MEDICAL SYSTEMS, INC.
(Registrant)

/s/ John W. Kuo
By: John W. Kuo, Senior Vice President, General Counsel and Corporate Secretary	May 31, 2016